Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Twenty-Four Weeks
	Fiscal Year Ended					Ended
	December	December	January	January	December	June 18,	June 17,
(In thousands, except ratios)	29, 2001	28, 2002	3, 2004	1, 2005	31, 2005	2005	2006
Fixed Charges:
Interest expense on indebtedness	$35,506	30,429	34,729	27,181	24,732	10,765	12,187

Rent expense (1/3 of total rent expense)	8,803	8,595	9,838	9,901	10,386	4,689	4,699

Total fixed charges	$44,309	39,024	44,567	37,082	35,118	15,454	16,886

Earnings:
Income before provision for income taxes	$36,292	50,132	51,933	19,199	66,866	27,402	14,047

Fixed charges	44,309	39,024	44,567	37,082	35,118	15,454	16,886

Total earnings	$80,601	89,156	96,500	56,281	101,984	42,856	30,933

Ratio	1.82x	2.28x	2.17x	1.52x	2.90x	2.77x	1.83x